UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

Anne E. Gold

First Reserve

290 Harbor Drive, Fifth Floor

Stamford, CT 06902

(203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y20676105

1.	Name of Reporting Persons: First Reserve Fund XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,383,001
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,383,001

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,383,001
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%
14.	Type of Reporting Person (See Instructions) PN

*

All percentages of shares of common stock outstanding contained herein are based on 40,440,173 shares of Common Stock outstanding as of August 13, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2020 (the “Form 10-Q”).

CUSIP No. Y20676105

1.	Name of Reporting Persons: FR XII-A Parallel Vehicle, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,803
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,803

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,803
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of shares of common stock outstanding contained herein are based on 40,440,173 shares of Common Stock outstanding as of August 13, 2020, as reported in the Company’s Form 10-Q.

CUSIP No. Y20676105

1.	Name of Reporting Persons: First Reserve GP XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,425,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,425,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,804
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of shares of common stock outstanding contained herein are based on 40,440,173 shares of Common Stock outstanding as of August 13, 2020, as reported in the Company’s Form 10-Q.

CUSIP No. Y20676105

1.	Name of Reporting Persons: First Reserve GP XII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,425,804
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,425,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,804
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of shares of common stock outstanding contained herein are based on 40,440,173 shares of Common Stock outstanding as of August 13, 2020, as reported in the Company’s Form 10-Q.

Item 1. Security and the Issuer

This Amendment No. 5 to Schedule 13D amends Items 2 and 4 through 6 of the Schedule 13D originally filed by the Reporting Persons (defined below) on April 1, 2019, as amended by Amendment No. 1 thereto filed by the Reporting Persons on November 27, 2019, Amendment No. 2 thereto filed by the Reporting Persons on December 5, 2019, Amendment No. 3 thereto filed by the Reporting Persons on June 1, 2020, and Amendment No. 4 thereto filed by the Reporting Persons on June 15, 2020 (the “Original Schedule 13D”). This amended statement of Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Diamond S Shipping Inc., a shipping company incorporated in the Republic of the Marshall Islands (the “Company”), having its principal executive offices at 33 Benedict Place, Greenwich, CT 06830.

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and supplemented with the following:

(a)-(c) This Schedule 13D is filed jointly on behalf of: (i) First Reserve Fund XII, L.P. (“First Reserve XII”), (ii) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (iii) First Reserve GP XII, L.P. (“XII GP”), and (iv) First Reserve GP XII Limited (“XII Limited” together with First Reserve XII, FR XII-A, and XII GP, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 27, 2019, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D.

The principal business office and address of each of the Reporting Persons is c/o First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, Connecticut 06902.

The securities are held directly by First Reserve XII and FR XII-A. XII GP is the general partner of each of First Reserve XII and FR XII-A. XII Limited is the general partner of XII GP.

The principal business of each of First Reserve XII and FR XII-A is making equity and equity related investments in certain companies.

The principal business of XII GP is acting as the general partner of First Reserve XII and FR XII-A. The principal business of XII Limited is acting as the general partner of XII GP.

Current information concerning the identity and background of each executive officer and director of XII Limited is set forth on Schedule I, which is incorporated herein by reference in response to this Item 2.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) XII Limited is a Cayman Islands exempted limited company. XII GP, First Reserve XII and FR XII-A are each Cayman Islands exempted limited partnerships.

Item 4. Purpose of Transaction.

The information previously provided in response to Item 4 is hereby amended and supplemented with the following:

On September 2, 2020, First Reserve XII and FR XII-A waived their director designation rights under that certain Director Designation Agreement, dated March 27, 2019 (the “Director Designation Agreement”), by and among First Reserve XII and FR XII-A and the Company), pursuant to which First Reserve XII and FR XII-A had been entitled to designate certain nominees for director to be included in the slate of nominees recommended by the Company to its shareholders for election as directors at any annual or special meeting of the shareholders at which directors of the Company are to be elected.

The responses set forth in Items 5 and 6 are incorporated by reference into this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated in its entirety as follows:

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 2,425,804 shares of Common Stock, consisting of 2,383,001 shares directly held by First Reserve XII and 42,803 shares directly held by FR XII-A. Based on 40,440,173 shares of Common Stock outstanding as of August 13, 2020, as reported in the Company’s Form 10-Q, the Reporting Persons collectively may be deemed to beneficially own 6.0% of the total outstanding Common Stock of the Company.

The Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than First Reserve XII and FR XII-A) or the persons set forth on Schedule I is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is incorporated by reference into this Item 6 in its entirety.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Reserve Fund XII, L.P.

FR XII-A Parallel Vehicle, L.P.

First Reserve GP XII, L.P.

First Reserve GP XII Limited

Dated: September 3, 2020

FIRST RESERVE FUND XII, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XII-A PARALLEL VEHICLE, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XII, L.P.

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XII LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of First Reserve GP XII Limited (“XII Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve).

Name	Position with XII Limited	Business Address	Citizenship
Edward T. Bialas†	Managing Director	*	USA
William R. Brown†	Managing Director	*	USA
Bryan D. Cohen	Chief Operating Officer	*	USA
Anne E. Gold	Chief Compliance Officer, Secretary & Assistant Treasurer	*	USA
John A. Hill†	Managing Director	*	USA
Will Honeybourne†	Managing Director	*	USA
Alex T. Krueger†	President & CEO	*	USA
Jeffrey K. Quake†	Managing Director	*	USA
Gary D. Reaves II†	Managing Director	*	USA
Michael A. Scardigli†	Managing Director	*	USA
Joshua R. Weiner†	Managing Director	*	USA
Neil A. Wizel†	Managing Director	*	USA
Jennifer C. Zarrilli†	Managing Director, CFO & Treasurer	*	USA

†	Member of the Board of Directors of XII Limited
*	First Reserve, 290 Harbor Drive, Fifth Floor, Stamford, CT 06902